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Consent of Independent Registered Public Accounting Firm

The Board of Directors

Endeavour Silver Corp.

We, KPMG LLP, consent to the use of:

• our Report of Independent Registered Public Accounting Firm dated February 25, 2021, addressed to the shareholders and board of directors of Endeavour Silver Corp. (the “Company”), on the consolidated financial statements of the Company which are comprised of the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive earnings (loss), changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes; and

• our Report of Independent Registered Public Accounting Firm dated February 25, 2021 on the effectiveness of internal controls over financial reporting as of December 31, 2020,

each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2020.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-237625) on Form F-10 of Endeavour Silver Corp.

/s/ KPMG LLP

Chartered Professional Accountants

March 1, 2021

Vancouver, Canada

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